PropTech Acquisition Corporation

3415 N. Pines Way, Suite 204

Wilson, WY 83014

December 1, 2020

VIA EDGAR

Attention:	Brittany Ebbertt Christine Dietz Michael Foland Larry Spirgel

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549

Re:	PropTech Acquisition Corporation Registration Statement on Form S-4 Filed November 17, 2020 File No. 333-249468

Ladies and Gentlemen:

This letter sets forth the response of PropTech Acquisition Corporation (the “Company” or “PTAC”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated November 30, 2020, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 1 to Form S-4 filed November 17, 2020

Proposal No. 10 -- The NASDAQ Proposal, page 187

1.	Staff’s comment:

We note your response to comment 9 and are unable to agree with your analysis. Although the Nasdaq listing rules do not require that the merger share approval and PIPE share approval be voted on as separate proposals, we believe shareholders could wish to express separate views on the respective share approvals because each appears material, independently of the other. For related guidance, refer to Question 101.02 of our Compliance and Disclosure Interpretations regarding “unbundling” under Rule 14a-4(a)(3). Please advise or revise accordingly.

Response:

We acknowledge the Staff’s comment and in the interest of time have updated the proposals throughout the Revised Registration Statement, see, for example, pages xi, 190 and 191, to present the Merger Issuance Proposal and PIPE Issuance Proposal separately for shareholder consideration.

*****

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660 or Brooks W. Antweil of Kirkland & Ellis LLP at (713) 836-3388 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

PROPTECH ACQUISITION CORPORATION

By:	/s/ Thomas Hennessy
Name:	Thomas Hennessy
Title:	Co-Chief Executive Officer and President

cc:	Matt Ehrlichman, Porch.com, Inc.

Michael P. Heinz, Sidley Austin LLP